UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

On February 25, 2026, Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) repurchased 13,000,000 Cemex Ordinary Participation Certificates (“CPOs”), at a weighted-average price of MXN$21.8059 per CPO pursuant to the stock repurchase program approved at Cemex’s general ordinary shareholders’ meeting held on March 25, 2025 (the “Share Buyback Program”). The total monetary amount of CPOs repurchased on February 25, 2026 under the Share Buyback Program, excluding fees and value-added tax, was MXN$283,476,700.00 (approximately U.S.$16,489,831.89 based on an exchange rate of MXN$17.1910 to U.S.$1.00 determined by the Central Bank of Mexico). Cemex engaged Citi México Casa de Bolsa, S.A. de C.V. Grupo Financiero Citi México to execute the above referenced repurchases of CPOs.

In compliance with the laws and regulations of Mexico, any future repurchases of shares or securities representing them by Cemex under the Share Buyback Program will be announced no later than the end of the business day following the date on which such repurchases are made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: February 26, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller